UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2007

Commission File Number 0-51016

Exeter Resource Corporation

(Translation of registrant's name into English)

Suite 1260 - 999 West Hastings Street, Vancouver, BC V6C 2W2, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒     Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes [ ]     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

By SEDAR

March 22, 2006

BC Securities Commission

5th Floor, 701 West Georgia Street

Vancouver, BC V7Y 1L2

Attention: Continuous Disclosure

Dear Sirs/Mesdames:

Pursuant to Part 2.2 of National Instrument 54-101, please be advised of the following matter:

Issuer:	Exeter Resource Corporation
Meeting Type:	Annual General Meeting
Meeting Place:	Vancouver, BC
CUSIP No.:	301835104
Meeting Date:	May 23, 2007
Record Date for Notice:	April 16, 2007
Record Date for Voting:	April 16, 2007
Beneficial Ownership Determination Date:	April 16, 2007
Class of Securities Entitled to Receive Notice:	Common Shares
Class of Securities Entitled to Vote:	Common Shares
Business Type:	Annual
Materials Distributed to:	Decline and non decline holders
OBO Distribution Payment:	The Issuer will not pay for OBO’s

Yours truly,

EXETER RESOURCE CORPORATION
“Mafalda Arias”
Mafalda Arias
Administration Manager

c.c.	Alberta Securities Commission
TSX Venture Exchange

MacNeill Law, Attention: Susan E. McLeod

Computershare Investor Services, Attention: Bernadette Villarica

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXETER RESOURCE CORPORATION (Registrant)
Date March 22, 2007
By: /s/ Cecil Bond Cecil Bond, Chief Financial Officer